TRANS ENERGY, INC.

210 Second Street

P.O. Box 393

St. Marys, West Virginia 26170

July 10, 2009

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20649

Re:	Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated February 5, 2009

File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above. Set forth below are our responses addressing items 3 through 8 in your letter. Please note that our responses to items 1 and 2 were submitted previously on April 1, 2009.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Engineering Comments

Description of Property, page 9

Proved Reserves, page 10

3.

We note the 2007 forecast liquid hydrocarbon yield for your proved reserves is 94 barrels liquid per million cubic feet of gas (=2,182 thousand barrel/23,293 million cubic feet gas) while your 2007 historical yield is 25 barrels per MMCFG (=4,022 BL/161.3 million cubic feet). Please support in detail your estimates of liquids recovery. Include specific analogy properties’ production history, applicable maps and identity, i.e. legal location and API number. Please contact us at your convenience if you would like to discuss this or any other matter further.

Response: Please see attached documentation from Schlumberger Data and Consulting Services.

4.	In order to clarify comment six of our July 9, 2008 letter, please tell us whether any of your proved undeveloped reserves are attributed to locations that are not adjacent to productive wells.

Response: Please see attached documentation from Schlumberger Data and Consulting Services.

Net Production, page 11

5.

Please explain to us the reasons for the difference between your forecast 2007 liquids and gas production (from your year-end 2006 reserve report) and the historical 2007 production – 4 thousand barrels of oil and 161 million cubic feet gas. Additionally, please address the steps you have taken to prevent such differences in the future.

Response: Please see attached documentation from Schlumberger Data and Consulting Services.

6.

We note the 2007 lease operating expenses without severance taxes – “lift costs” – per unit of production is $4.69/MCFE {=[$929,224 - .05($1,207,233)]/185,413 MCFE}. Your forecast unit lift cost from page 47 is $.98/MCFE {=[$55,506,445 - .05($399,271,719)]/36,382,146 MCFE}. Please explain to us the reasons for this difference. Include reconciliation between the lift cost line items used for your projected lift costs and those that you incurred in 2007.

Response: Please see attached documentation from Schlumberger Data and Consulting Services.

Notes Payable, page 43

7.	Explain to us whether the proved reserves associated with the 2% Net Profits Interest conveyed to CIT Capital USA Inc. is excluded from your claimed proved reserve figures.

Response: Please see attached documentation from Schlumberger Data and Consulting Services.

Estimated Quantities of Proved Oil and Gas Reserves, page 47

8.	Please explain in detail the 2006 positive revisions to your proved reserves – 536 thousand barrels oil and 5,941 million cubic feet gas.

Response: Please see attached documentation from Schlumberger Data and Consulting Services.

Sincerely,

/s/ Lisa Corbitt

Lisa A. Corbitt

Chief Financial Officer

ATTACHMENT

Schlumberger Data and Consulting Services

3.

The disconnect between the 2007 historical yield and the Year End 2007 total proved reserves yield is the result of a difference in reserves areas between the current producing wells and projected undeveloped wells. In the Year End 2007 reserves study many of the Proved NonProducing and Proved Undeveloped reserves additions were made in Wetzel and Marion Counties, WV. These two counties are the areas of Trans Energy’s leasehold where oil is produced. Prior to 2007, the Trans Energy drilling programs had focused in Tyler County which produces dry gas. As this Tyler County production has declined the resulting company yields are returning to closer to their historical values. Several wells were drilled in Wetzel County during 2007 which resulted in increased oil production and an increase in nonproducing and undeveloped reserves for this area. As Fig. 1 shows, the production from Wetzel and Marion Counties increased during 2007 and along with that the total company yield. For July – October 2007, the total company yield averaged 34 Bbl/MMscf. The historical yield for Wetzel County is much higher than this value. Complete production data is available for Trans Energy’s Wetzel County areas from 1989 through October 2007. During this time period, the average yield was 161 Bbl/MMscf. The yield for the past 10 years is 119 Bbl/MMscf. All recently drilled nonproducing and undeveloped wells in Wetzel County are included in the Year End 2007 reserves report at 125 Bbl/MMscf yield. Fig. 2 shows the Trans Energy historical oil and gas production along with yearly average yield values for Wetzel County. In the Year End 2007 reserves report, the proved producing reserves have a yield of 40.1 Bbl/MMscf which is representative of the current producing assets. The Total Proved reserves yield of 94 Bbl/MMscf is a result of the higher average yield of 106.6 Bbl/MMscf for the nonproducing and undeveloped reserves.

4.

All proved undeveloped locations in the Year End 2007 reserves report are offset to either currently producing wells, wells which are shut-in or abandoned but had previously produced oil and/or gas, or wells which are drilled and logged but waiting on pipeline and facilities.

5.

The primary reason the 2007 projected production vs. actual production was lower was the result of a change in capital allocation for Trans Energy. After the drilling program began, it became apparent improvements in pipeline and infrastructure would be required to increase capacity for getting the produced gas to market. Many of the wells projected to be drilled were deferred because the capital was spent on pipeline and facilities projects. Because there was not capacity in the system to get the gas to market, workover and drilling projects were deferred and there were long delays in getting the drilled wells on line. This resulted in lower production volumes in 2007. The curtailment issues in 2007 also impacted the production from the existing wells. While the gas in place and reserves potential associated with the Trans Energy drilling areas were confirmed as projected, the initial production results of the wells which were drilled were lower than expected. Initial rates were lower than those projected in the reserves report type curves. The long shut-in times after completion and the higher than expected producing pressures resulted in the lower initial rates for the newly drilled wells. The newly drilled wells have shown a lower than projected initial decline rate.

The capital projects completed to add additional capacity for getting the gas to market will improve the ability to meet future production targets. Current capital programs will be focused on drilling wells which will increase volumes and not on the infrastructure as in 2007 and 2008. Also, improved scheduling of future workovers and drilling programs will improve the forecasting process. The final step taken to improve the tie between actual and projected production in the reserves report is to adjust the projected production curves for undeveloped wells. As stated, the initial production for the newly drilled wells is lower than the projected type curves used in the Year End 2006 and 2007 reserves reports but the initial decline rate is also much lower. Projected reserves and production schedules for future drilling have been changed to reflect these differences.

6.

As stated in our report, the expenses in the Year End 2007 report were based on values provided by Trans Energy, we did not review the Trans Energy historical expense values for 2007. The values provided by Trans Energy appeared reasonable for the formations and areas contained in the report and were accepted as presented. We are unable to comment on the differences between the report and actuals.

The expenses included in the Year End 2007 reserves report were intended to capture the direct expenses to the wells and first level supervision of that production. The costs associated with the workover program included in the reserves report were captured as capital costs and not expenses. In the historical expense values, some of the costs associated with the workover program were captured as expense and not capital items. Also, costs associated with the pipeline projects and new drilling programs are included as part of the actual expenses for 2007. These costs are either onetime expenses or not directly associated with production and were not included in the estimates of operating costs in the reserves report.

7.

At the time the Year End 2007 reserves were completed, we were unaware of the terms of the CIT Capital USA Inc. (CIT)/Trans Energy deal. We did not include the impact of the deal terms in the reserves calculations. We became aware of the 2% Net Profits Interests conveyed to CIT later in 2008 after our report was issued. Trans Energy did not request a revised report. The net profits interests will be included in future reports prepared for Trans Energy.

8.

The Year End 2006 reserves report was the first reserves evaluation we completed for Trans Energy. The study was an independent look at the reserves and we did not have information on prior reported reserves of the company. We are unable to comment on the 2006 positive revisions.